Exhibit 12

CONSENT OF DAVID W. RENNIE

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of reference to my name in connection with, and to the use of information derived from, the technical report entitled “Technical Report on the New Afton Mine, British Columbia, Canada”, dated March 23, 2015, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2014, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 27 day of March, 2015

/s/ David W. Rennie

David W. Rennie, P.Eng.